EUROSPORT ACTIVE WORLD CORP
(EAWC TECHNOLOGIES)

WWW.EAWCTECHNOLOGIES.COM

RALPH HOFMEIER – CEO

DIRECT EMAIL: HOFMEIERR@EAWCTECHNOLOGIES.COM

December 14th, 2018

VIA ELECTRONIC EDGAR FILING

Jay Ingram

Legal Branch Chief

Division of Corporation Finance

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Eurosport Active World Corp
Amendment No. 3 to Registration Statement on Form S-1 Filed November 13, 2018 File No. 333-226489

Dear Mr. Ingram:

We have electronically filed herewith on behalf of Eurosport Active World Corp (the “Company”) Amendment No. 4 (“Amendment No. 4”) to the above-referenced registration statement on Form S-1 (“Form S-1”). In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Ralph Hofmeier dated November 28th, 2018. We trust you shall deem Amendment No. 4 and the contents of this transmittal letter responsive to your comment letter.

Exhibits

Exhibit 23.1, page 1

1.	We note your auditor's consent refers to Amendment No. 1 of your filing and is dated October 15, 2018. Please amend your filing to include an updated consent from your auditors.

Response: We have amended our disclosure and added the updated consent from our auditors.

Financial Statements, Page F-1

2.	Please update the financial information in your filing in accordance with Rule 8-03 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has updated the financial information accordingly.

Previous comment pending of reply:     Changes in Accountants, page 50

3.	Please file the letters from former accountants referenced in Item 304(a)(3) of Regulation S-K.

Response: The Company has repeatedly contacted the former accountants to obtain the letter required by Item 304(a)(3) of Regulation S-K and they have failed to respond.

If the Staff has any further comments regarding Amendment No. 4 or any subsequent amendments to the Company’s offering statement on Form S-1, please feel free to contact the undersigned.

Eurosport Active World Corp.

By:	/s/ Ralph Hofmeier
Ralph Hofmeier - CEO

cc:

Kate McHale/U.S. Securities and Exchange Commission

Tracie Mariner/U.S. Securities and Exchange Commission

Alfred Pavot/U.S. Securities and Exchange Commission

Jonathan D. Leinwand, P.A.

Ralph Hofmeier/Eurosport Active World Corp

3250 MARY ST. 303 – MIAMI FLORIDA 33133 USA.